Filed by D8 Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: D8 Holdings Corp.

Commission File No. 333-257055

Date: June 25, 2021

On April 20, 2021, Donald Tang, the Chief Executive Officer of D8 Holdings Corp., and Adam Sachs, the Co-founder and Chief Executive Officer of Vicarious Surgical Inc., participated in an interview at the Benzinga Stock Market Live event, titled “SPACs Attack”, moderated by Mitch Hoch and Chris Katje. A copy of the transcript of the interview is set forth below:

Benzinga Stock Market Live Interview – Donald Tang and Adam Sachs

Tuesday, April 20, 2021

Benzinga Interview – Donlad Tang and Adam Sachs	April 20, 2021

Chris Katje:

All right, guys, super excited. Another exclusive interview here on SPACs Attack. Joining us on the show today, we have Adam Sachs, the co-CEO of Vicarious Surgical and Donald Tang, the co-CEO of D8 Holdings. Vicarious Surgical going public via SPAC merger with D8 Holdings. That’s ticker DEH. Thank you, gentlemen, for joining us on the show today.

Adam Sachs:

Hey, hey, thanks so much for having us.

Mitch Hoch:

Welcome on. Welcome on, guys. All right, the way we’ll work, we’ll let Chris do some questions and I’ll be back with some of my own.

Chris Katje:

All right, guys, let’s kick off here. SPACs attack, we’re focused on SPACs here. We’ll start with you here, Adam. Why the decision to go public via SPAC and was a traditional IPO a consideration?

Adam Sachs:

Yeah, it’s a very good question. It’s one that we obviously spent a while internally discussing before we made the decision to partner with Donald and D8. I think there’s two separate questions in there - there’s ‘why did we decide to go public’ and ‘why a SPAC versus an IPO’. From the decision to go public standpoint, I think that one was a fairly easy decision for us. It was frankly always in our plan for at least a long time over the last 7 years that we’ve been working on this company. And it really comes down to combination of, of course, access to the capital markets, to the public markets, but, more importantly, the visibility that it gives us to the entire world of potential hospitals, surgeon, and patients. It lets us essentially show what we’re doing in detail to everybody. And to get that level of credibility, everything from potential customers in the future to potential employees as we grow our team from where it is today to many hundreds of people over the next two years.

And, then, as far as the decision, SPAC versus traditional IPO is concerned, that really comes down to what I think you’ve likely heard from a lot of other people about the partnership with D8, with Donald. Their ability to dive in, to do deep diligence into our company, to literally spend months of vetting, sending surgeons and physicians and advisors out to visit us, meeting with everyone in their network, and really then after they gained confidence, doing an amount of diligence that isn’t typically done in an IPO process, they can then stand on it, both with their capital and their reputation in order to back this IPO.

Chris Katje:

Awesome. And then, Donald, turning to you, D8 Holdings. Here, you had plenty of opportunities to take a number of companies public with this SPAC, what was it about Vicarious Surgical that really set it apart from other companies that you could have brought public here with DEH?

Donald Tang:

Yeah, Chris, honestly, it was too good to pass on. We initially set out looking at consumer deals and we put together a pretty strong board to look at tumor deals, but when I was shown some videos of what Vicarious was working on, it was mind blowing to be honest. I invest in healthcare. We have an incubator in biotech. I studied computer science. I have a lot of friends in robotics. We use robotics in some of our portfolio companies that we’re invested into, and a surgical robot isn’t supposed to do what the Vicarious robot is able to do. That’s not something that you typically see, and I was shocked to see the clips and I wanted to learn more. That was the starting point. Now, we were lucky that there were a number of advisors that we could rely on. There were a number of people that we knew in our network that can go and test out the robot and really make sure that the core engineering problems that needed to be solved were solved, and that really what was left was mostly execution, right?

Getting the rough edges figured out, making sure the product holds, making sure the interface works, but really the fundamental engineering and physical R&D issues were resolved and we were able to do that. And just given where the state of the market is in surgery and healthcare, it’s huge white space. So it was frankly too good to turn down. And, as part of our diligence, I think you’ll notice that we ended up adding a director to our board, Dr. David Ho, who has a pretty strong credibility in the healthcare space, but also an advisor, Dr. Tom Kado, who’s a pretty renowned surgeon. Based on their help, understanding the opportunity, understanding the state of the robot, we got very comfortable with pursuing Vicarious versus something else.

Chris Katje:

Awesome. I’ll stick with you, Donald. The PIPE on this deal, it looks exciting with some of those big names, right? We have Bill Gates, Becton Dickinson, Eric Schmidt and others. So Donald, how were you able to get this deal done and also grab some of those important names here on the PIPE of the SPAC?

Donald Tang:

Yeah, I’d say we’re very lucky. Number one, I think Adam is a visionary founder, right? He has surrounded himself with a very strong team. You see a few of the pictures of people on the team here. There is a level of credibility here in the surgical robotics space with David Styka, formerly of RS, Paul Hermes, who ran the robotics program at Medtronic, and a couple others. Number two, I think at first glance, for any investor, this is something that you would want to look into more closely. I mentioned the demos of the product itself. It’s pretty impressive. It only takes a couple of minutes of a video to understand that. I actually strongly suggest viewers to go to our website and take a look at some of these capabilities.

That’s number two. Number three, I think, yes, it’s been a tough environment for PIPEs, but I think everyone understands that this is a massive space with massive TAM. Trillions globally, to be honest, is being spent on healthcare, and the existing penetration of legacy platforms, it’s actually very, very low. So, there are very well understood problems and limitations of current systems that need to be addressed, and, luckily, Adam and his team have been able to engineer something using modern technology, using everything that’s available today, to really come up with a product that is much, much better. And I’m sure we’ll ask them about the specifics of the robot, but this is something that does not exist in the field today. We’ve looked at many other potential challengers to the market, and it’s pretty unique.

Chris Katje:

Awesome. Yeah. Adam, let’s hear about Vicarious Surgical. So, I’ve got some specific questions later on, but give us the big picture here. What is Vicarious Surgical all about?

Adam Sachs:

Yeah, so obviously we’re a surgical robotics company, but what it really comes down to for us is 7 years ago, when we started full-time on this company, we looked at the industry of surgical robotics, what exists today, and realized that there are a lot of shortcomings. So today, most surgical procedures are actually performed with open surgical technique. That’s the same way they’ve been performed for over 100 years where a surgeon will take a scalpel, just literally open up your abdominal cavity and reach in and operate. But unfortunately with open surgery, most of the injury comes from that incision, not from the work that’s done on the organs inside of the abdomen.

So that’s where minimally invasive surgery comes in, where a surgeon will make 3 to 5 small incisions up to 1.5 centimeters across and through those incisions, they insert these long slender instruments. The instruments pivot about the abdominal wall and triangulate the tissue inside the abdomen, but that triangulation and the pivoting causes a tremendous amount of difficulty to the surgeon. That being said, they overcome it and they do the best that they can because it’s worth it, because it goes from 20% complication rates in the incision to 1%. That being said, it still, after 40 years, has not gained widespread adoption because with manual technique and with legacy circle robots, the surgeon actually needs to create the kinematic profile, the motion profile of the robot for every procedure that they want to perform based on where they put the incision. That takes over 100 procedures to become proficient in setting up a legacy surgical robot. And those are procedures that are performed on people, practice that it’s done on people. So all of this has led to less than 50% minimally invasive adoption, and actually only 3.2% adoption of legacy surgical robots after 2 decades on the market.

So, when we started this company, we really said, ‘okay, we need to take a step back and actually reinvent the way the actuators work so that we can have human-like motion, all the joints of the surgeon’s body inside of the abdomen.’ We’ve done that with something that we call a decoupled actuator. So, with legacy surgical robots, joint by joint, there is a coupling of forces and motion between each of the joints inside the robotic arm. That’s why with just a wrist inside the abdomen, legacy surgical robots have fake control cables that are a millimeter in diameter and made out of steel. We’ve invented and patented a series of ways to fully remove that coupling of motion. That’s what enables, for the first time ever, through a 1.5 centimeter incision, 2 arms and a camera with 9 degrees of freedom per arm. And those 9 degrees of freedom are those wrists, elbows and shoulders that mimic the surgeon’s body. We’re creating an avatar for the surgeon inside of their patient.

Chris Katje:

Awesome. And then, Donald, turning back to you, you mentioned that there’s no real competition out there. So is that what really drew you in here to Vicarious? And then also if you could touch on, and I’ll let Adam too, but first Donald here, the breakthrough designation by the FDA and how important that was in making the decision to grab Vicarious here with the SPAC deal.

Donald Tang:

Yeah, I think the breakthrough designation is quite important, and I’ll let Adam talk more about what that means later, but, in short, that is some level of validation. It’s not final clearance, but it does show that there is some recognition that this is a groundbreaking technology. I think really the decision to go after Vicarious is driven by the sense that surgery should be done better. We’ve spoken to quite a few surgeons, a number that have been spending time with Vicarious over the years, and the question I ask every surgeon is very simple, right? It’s, ‘what did this look like when you first started playing with it? What does it look like now? And how does that pace of improvements jive with what your sense of what innovation in medical robotics should be? And two, do you see that resulting in a product that you can put into your operating theater and actually utilize in the near future?’ And by and large, the answer was, ‘It’s improving much faster than we thought was possible. This is not the usual pace of innovation in this field.’

And then number two, each surgeon, what was really reassuring to me was they were able to identify specific reasons why this was better or would make their life easier, would be safer, or would otherwise be just more attractive to them in their practice. Once you start spending time with the people who are doing complicated surgeries day in and day out, holding patients’ lives in their hands, and they have this feedback, it becomes very easy to get comfortable with this as a product that people want and need. Obviously, this is not a product that is on the shelves today and being sold. We want to make sure that there was a clear path to clearance and to a final product, and then there were no fundamental physics constraints to the robot’s capabilities. I’m quite confident that through our diligence, this is an execution story, not one of invention that we need to wait up to play out.

Chris Katje:

Awesome. So, turn it over to you, Adam. You heard Donald talk about it. What does that breakthrough designation mean going forward and how do we get there?

Adam Sachs:

Yeah, this is something that we’re incredibly proud of. The breakthrough designation really means that the FDA reviewed in detail what we’re doing and compared it to everything that exists today. So, that includes open surgery and manual, minimally invasive surgery and robotic minimally invasive surgery that are used with legacy systems in operating rooms today. And, after that review, they concluded based on the details of how we’ll be performing the procedures, as well as the technical details of how our robot works, that we are fundamentally different in a way that is likely to lead to a major clinical benefit that will save lives and vastly improve lives. And because of this, first of all, we’re the only robotics platform to receive a breakthrough designation.

And it means that the FDA is committing to work closely with us to get our system through the process to verify that it is safe and effective, and to get it out to market as quickly as possible because of the incredible impact that it is likely to have on patients’ lives. So, with that, they’re providing everything from prioritized review pathways and FDA senior leadership being involved in our application from the beginning, but also a bunch of reimbursement benefits. Making sure that hospitals are adequately incentivized from as soon as the day that we launch our system to adopt it and to use it quickly.

Mitch Hoch:

Alright, I’m going to go ahead and jump in here, and I’m going to ask some questions based on the virtual reality side. So one thing that I definitely focused on is how VR is being adapted. Over the last 5 years, it’s been a little bit slower, but I really think that over the next couple years, VR is going to be adapted quickly. And can you at least explain for us how virtual reality really works here for surgeries? First, I’ll go to Adam.

Adam Sachs:

Oh sorry. So VR, it’s an important piece of this. I’d say that the core innovations are really around making this humanoid robot, but the VR aspect of it really adds a level to this that doesn’t come without it. It’s that level of immersive really feeling like you’ve been plucked out of the operating room and placed inside the abdomen of a patient, in frankly, almost a bizarre, uncanny way. Especially when you’re actually using this and doing procedures, cadaveric procedures, it feels real. It feels like you are inside of the patient, operating from the inside out, and shrunk to exactly the size that you need to be to operate on the organs.

That being said, we’re all familiar with some of the limitations of VR. Actually, the biggest limitation for us is just the fact that it is so immersive and sometimes a surgeon doesn’t need to do incredibly delicate, detailed tasks. Sometimes they need to collaborate with the operating room. And, because of that, we’re providing both a VR display, sorry, a 3D display combined with that head mounted VR headset. So, you can choose to use either or switch back and forth during a procedure between the two visualization modalities.

Mitch Hoch:

Yeah. I think that’s a great addition there that you do have both. That’s something that I didn’t know until right now. So thank you for bringing that up, Adam. That was one thing that I was wondering. Not that many people are used to using VR goggles, so that’s another thing to adjust to. Now let’s go into the system. So to me, this is really the background, or like I like to say, the thing behind the thing behind your company and why I really see it. So the system, break down the technology here. What would you point at is really important and what really separates you from the rest here by using this system?

Adam Sachs:

Well, so I think it’s all important. It all cascades from those decoupled actuators. So by decoupling the actuators, we’re able to have so many more joints, we’re able to use half millimeter diameter advanced polymer cables to drive the robotic arms. Now that they’re slippery because they’re polymer not stainless steel, we can then get away from having polys throughout the arms. We can move to a low cost disposable robot. And then because we have so much capability inside of the body, inside of the patient’s abdominal cavity, we no longer are generating most of our motion by pivoting about the abdominal wall.

So not only is that so much simpler to set up and so much more capable when inside of the abdomen allowing the surgeon to operate anywhere from any incision site facing in any direction, but on top of all of that, it greatly simplifies the capital equipment. So our capital equipment is essentially not a robot. That’s compared to legacy systems that are 4 gigantic robotic arms that are frankly high performance, that create these large motions outside the abdomen, quickly pivot about the abdominal wall, then create tiny little motions inside of the abdomen. Our system outside is just a non-robotic support system that collapses down, can be moved from OR to OR easily, is just a workstation and a patient’s side cart with one cable connecting them. It fits through a normal door, enabling it to get into ambulatory surgical center settings. Plus, it has incredible cost advantages. We’re going from these four giant high-performance machines to one essentially non-robotic support. And that the cost of goods is much, much lower, by five to 10X lower than any of the legacy robotic systems that are in operating rooms today.

Chris Katje:

Alright. I got one more question for you, Adam, here, and this is going to be interesting for me. We’ve been talking about how VR is being adapted, but I think first really 5G comes into play for us as a consumer overall, and so how does 5G play into your company and how is that going to benefit?

Adam Sachs:

That’s a really interesting question. I’d say 5G for remote placement and connectivity will become increasingly important. That being said, a lot of hospitals across the US, and frankly across the world, have excellent wired infrastructure with fairly low latency. So, overall, I think conductivity though is going to be incredibly important in operating rooms going forward. There is a lot of conversation around remote surgery, and the conversation’s really been focused in the past around one surgeon in say a major city, like Boston where I’m based and our company is, operating on a patient in a remote location. But at the end of the day, not only does that have connectivity and security implications, as well as safety implications, if something goes wrong during the procedure, who’s there to help? I do believe all of those can be overcome, but the problem that is very difficult to overcome is the fact that it really only helps one patient and that there’s already a shortage of surgeons even in major cities.

So we really believe that the real reason connectivity will be important, especially with a low cost portable surgical robotic system, is to enable remote training and remote proctoring. Today to learn how to do new procedures, surgeons will often travel to other surgeons’ operating rooms to be proctored, to learn, to watch a procedure, to do a procedure and practice. With our system, we’re enabling the ability for a surgeon anywhere in the world to live remote proctor and assist a local surgeon so that they can learn how to do a complex, minimally invasive technique that they otherwise would have done with open surgery, using our technology for thousands of patients in their community. And that’s the real benefit of remote surgery, connectivity, and, eventually, 5G operating rooms.

Chris Katje:

Alright. So I’m going to sneak one more in here. So one of the things that I’ve been paying attention to, and I know that it’s part of the environment that we have right now with SPACs is really starting to pay attention to the multiples and the valuation. So that’s what I wanted to point out here with our 8.4 implied multiple. And, first, I’ll go to Donald with this one. Was this part of the process, when you were going ahead and determining which company you are going to go after? Were you looking at the valuation, the future revenues and how that came into your decision, Donald?

Donald Tang:

Absolutely. Evaluation is one of the most important parts of investment, right? There’s a wrong price and a right price for everything. I would say though, that in this particular case, we take a lot of comfort from two perspectives. One, it’s just an incredibly large addressable market. The competition is open surgery and that’s 90% plus of all procedures out there. And it’s hugely invasive, hugely costly and takes a lot of time to recover. And that cost is really what we’re addressing, what we’re trying to fix. If there was a better solution out there, open surgery wouldn’t be the dominant form of surgery today, and that’s really what we’re going after. So I think the TAM is absolutely massive. That’s number one. Number two, if you look at kind of other companies that are developing their own platforms, and, obviously, I think the technology here is superior and differentiated, but in the private market, there have been a lot of companies funded at very, very hefty valuations, again, because people understand the TAM’s big and these are very robust levels.

So in that context, whether it be from a revenue multiple perspective, or just the absolute level that we’re at, the enterprise value of $1.1 billion actually looks pretty compelling. I would also know that I’m actually based in Hong Kong. I spent most of my career in Asia, and this is a part of the world that should be a massive market for surgical robots. The truth is even in the percentage of open surgeries that have been penetrated by surgical robots, the penetration here is actually not great because it’s not that difficult for a firm based in the US, dealing with the FDA to come in and figure out the go to market strategy here. So, we think we actually have a role to play in that as well. And that will just be another lever that we can really use to make sure that the returns for everyone are good on this one. So absolutely, valuation is very important. We care about evaluation as well, but I think in this particular instance, we thought it was very well justified.

Chris Katje:

Awesome. So, one of the things we’ve noticed with SPACs lately, right, is that people should look at them as growth stocks, companies that may be a couple of years out. So, Adam, I want to turn to the timeline here, right? So, we have a slide in the investor presentation that shows the roadmap. So if we’re at the starting line there, 2021, can you just walk us through some of the key dates here and why investors should be looking at this maybe a couple of years out rather than immediate this year reaction piece?

Adam Sachs:

Yeah. So, we’ve created this roadmap and it gets us from where we are today to launching our product, shipping 100 units and well beyond. That’s not on this slide, but of course is in our model and separated across into the four categories that you see here. Development, things like beta testing will be incredibly important. We’re constantly gaining feedback from surgeons and as we ramp that up and larger numbers and more formally with more hospitals, especially hospitals in our early adopter programs that we’re creating that will be used in order to gain feedback, to make sure that our systems are perfectly designed for their hospitals’ needs. To jump down to the middle there, commercial. Launching those early adopter programs will be incredibly important, both to show that this is worth the mind share time, operating room space and capital of surgeons and hospitals, as well as to work with those beta programs, which is the purpose of all of that in order to gain not only validation for us, but also feedback to ensure that our product is perfectly designed and ready to use and ready to launch when we do.

From a regulatory standpoint, engaging the agency and getting the appropriate clearances, and a growth standpoint, building out our existing facility in order to manufacture devices. So I think the upside here and the opportunity is incredible. It is a few years out, but we’ll have some really exciting and wonderful news that’s going to be our privilege to share with the world over the next few years as we get there.

Donald Tang:

I think it’s, if you don’t mind, I think it’s also worth noting that this is a system that’s been used in live animal labs, as well as cadaver labs. So it’s not kind of a design that exists only in kind of a computer somewhere. This is actually a physical product that’s been used for real procedures. And so, back to valuation, we think this is actually the right time for a company like us to be pursuing a deal with Vicarious Surgical.

Chris Katje:

Awesome, great insight there, Donald. Donald, you touched a couple of times on the TAM, the total addressable market. I want to go back there. I know there’s a slide in the investor presentation. There it is. We’ve got this huge TAM, so Donald, as you did your due diligence in this company, just talk a little bit about the total addressable market. And then also you touched a little on international, if you can expand on that for us as well.

Donald Tang:

Yeah. Maybe starting with international. Very little of that is actually in the current set of projections. So this is optional, or this is additional gravy if we're able to unlock it. But some things certainly that we're going to be working on part of the value add that D8 brings to the table here. On the addressable market and the procedures, one of the interesting comments that really stuck out when we interviewed surgeons and had some of our own kind of going to visit was that this system and the projections that we have, it's really focused on hernias an initial market. But the feedback that I thought was quite interesting was that a number of surgeons said, "Look, this is something you have to get into the hands of groundbreaking doctors, because they will view this as a new tool. And they will be able to dream up new ways of using it in procedures that just can't be done today."

And I think that really stuck to me, the sort of excitement that surgeons kind of share after trying out the robot and kind of this idea that there is actually a lot of white space out there that is yet to be figured out. And really this is a tool that will have more and more uses as people get more familiar with it and its capabilities. Now, back to kind of just the initial indication of hernia, there was close to a million cases a year, and a hernia is, as you know, an incision from a surgery that doesn't heal properly. And of course, if you have a hernia and you need to have surgery, that's another incision that you have to make to heal an existing one. You can very easily see why for some hernias where it's too difficult to kind of operate on, it may basically just doesn't make sense to go in and use open surgery for. So we think that's a pretty, pretty strong initial market to focus on. It's got a lot of revenue associated with it, but as the robot develops, there's more tools, there's just going to be more and more procedures that this can be used to address.

Adam Sachs:

I also think it’s an important point to note that our roadmap here is essentially focusing on, like Donald was saying, focusing on those procedures that robotic competitors have not been able to successfully address. That’s, actually why we’ve been granted this breakthrough designation from the FDA, because the FDA has recognized that we are able to address and solve clinical needs in large procedural categories, like hernia repair, where yes, they’re addressed somewhat with robotic competition, but not significantly due to incredible constraints and limitations of those existing systems. So as we view it, we’re focusing on target markets where the market and the competition are open surgery. The legacy robotic companies, they’ve really only been able to tackle about 3.2% of the total market over 20 years, and they are growing, but at a relatively modest clip. We believe that we have an opportunity to, by focusing on procedures where they’ve struggled to gain adoption, to gain rapid adoption with our clinical benefit, cost savings to the hospital, time benefits in the operating room, which are absolutely incredible against everything that exists today.

Chris Katje:

Awesome guys. I think that’s going to do it for the questions we have, but if you don’t mind, we’ve got some questions here from the chat from our loyal viewers here. We’ll try to get into some of these questions. So, we already touched a little on competition and the legacy providers, but we have a couple of comments here from AJ and John talking about big pharma companies already having robotics. So, really how do you take on some of the competition here and really differentiate yourself, technology cost-wise if you don’t mind, Adam.

Adam Sachs:

Yeah. So, it all comes down to those decoupled actuators. Legacy systems are essentially a wrist on a stick. They take an average of a hundred procedures to gain proficiency and learning how to use. And that’s because the surgeon literally needs to design how to do the robotic motion. What you just saw on the screen, that’s not even close to possible with legacy robotic systems. No system that exists in an operating room today can flip all the way back or around the incision site. Any single incision legacy systems are 25 millimeters and above. Ours is 15 millimeters, a normal, minimally invasive surgical incision. The whole system is five to 10 times lower cost because we’ve miniaturized the entire robot. We are no longer using four gigantic robotic arms that are high-performance outside the abdomen. We have a tiny little robot inside the abdomen, so that the differences just pile up and up and snowball in a way that are incredibly beneficial to the surgeon, to the patient, and to the hospital.

And again, that's why we've been able to achieve a breakthrough designation. So, in a market this lucrative with this big a TAM, this big an ethical opportunity and mandate, there will always be competitors and incumbents, but the main incumbent only has about 6,000 machines across the entire world after 20 years. That's because these things are millions of dollars, require construction and dedicated operating rooms, a hundred procedures of training, et cetera. Our system is so much smaller, so much more portable, lower costs, can be moved from OR to OR. It essentially checks all of the boxes. There are maybe a half dozen to a dozen things that I would say are wrong with legacy robotic systems in operating rooms today. And there were a few competitors that check one or two of those boxes here and there. We've actually spent the last seven years redesigning from the actuator level up so that we can check every single one of those boxes and actually meet the demands of surgeons, hospitals, and patients for all procedures or almost all procedures.

Chris Katje:

Awesome. And then another question here from AJ asking about pre-orders, so any comments, Adam or Donald, on pre-orders existing or when we may start to hear more details on that front?

Adam Sachs:

Yeah. So, we have to be careful about exactly what we do here, because we are in a regulated industry and the FDA has strict rules about what we can and cannot do. That being said, we can, and certainly are, bringing this to potential customers all across the country. In order to make sure that our device is designed perfectly for their needs, to make sure everything from the price point, the feature set, the portability, the training programs, all of this works effectively for their surgeons, in their hospital, for their patients. And, by doing this, of course, we can also generate and demonstrate interest, as well as the potential for some nonbinding letters of intent from hospitals. But we do have to be careful and respect the limitations of what the FDA has set out and make sure that all of this is with the focus of making sure that we're designing the perfect system for surgeons, hospitals, and patients.

Chris Katje:

I got a second. All these comments from the chat, “These videos are amazing. Those are killer robots. Wow.” These comments are just awesome. That technology looks amazing when you can see it even on screen here, so shout out to this company and this deal, Donald. I want to thank both of you for your time today. I know we kept you longer than anticipated. You answered all our questions, so again, guys, joining us on the show we have Adam Sachs, the co-CEO of Vicarious Surgical, and Donald Tang, the co-CEO of D8 Holdings, company is going public via SPAC merger. The ticker is DEH. Thank you both, gentlemen, for joining us on the show today.

Adam Sachs:

Thank you guys very much.

Mitch Hoch:

Yeah. Thank you. Thank you. I just wanted to let you know they’re comparing you to DaVinci out there. Just wanted to tell you a little bit from the chat.

Adam Sachs:

Got it.

Mitch Hoch:

All right, guys, you guys have a great one.

Adam Sachs:

I’d say they should compare us to open surgery more than anything else.

Mitch Hoch:

There you go. There you go.

Chris Katje:

Okay. Okay.

Mitch Hoch:

That’s comparison for you. We appreciate that, Adam.

Chris Katje:

Here you go. Thank you, guys.

Mitch Hoch:

Have a good one.

Adam Sachs:

Thank you very much.

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Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of D8 Holdings Corp. (“D8 Holdings”) for their consideration. D8 Holdings has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to D8 Holdings’ shareholders in connection with D8 Holdings’ solicitation for proxies for the vote by D8 Holdings’ shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, D8 Holdings will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. D8 Holdings’ shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with D8 Holdings’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about D8 Holdings, Vicarious Surgical Inc. (“Vicarious Surgical”) and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by D8 Holdings, without charge, at the SEC’s website located at www.sec.gov or by directing a request to D8 Holdings, at Unit 1008, 10/F, Champion Tower, 3 Garden Road, Central, Hong Kong.

Participants in the Solicitation

D8 Holdings, Vicarious Surgical and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from D8 Holdings’ shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of D8 Holdings’ shareholders in connection with the proposed business combination is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). You can find more information about D8 Holdings’ directors and executive officers in D8 Holdings’ Annual Report on Form 10-K/A, filed with the SEC on May 24, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Vicarious Surgical’s and D8 Holdings’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Vicarious Surgical and D8 Holdings. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of D8 Holdings or Vicarious Surgical is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Vicarious Surgical; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Vicarious Surgical’s ability to manage future growth; Vicarious Surgical’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its products; the effects of competition on Vicarious Surgical’s future business; the amount of redemption requests made by D8 Holdings’ public shareholders; the ability of D8 Holdings or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in the Registration Statement under the heading “Risk Factors,” and the other documents filed, or to be filed, by D8 Holdings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Vicarious Surgical nor D8 Holdings presently know or that Vicarious Surgical and D8 Holdings currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Vicarious Surgical’s and D8 Holdings’ expectations, plans or forecasts of future events and views as of the date of this communication. Vicarious Surgical and D8 Holdings anticipate that subsequent events and developments will cause Vicarious Surgical’s and D8 Holdings’ assessments to change. However, while Vicarious Surgical and D8 Holdings may elect to update these forward-looking statements at some point in the future, Vicarious Surgical and D8 Holdings specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Vicarious Surgical’s and D8 Holdings’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.